UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alnylam Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02043Q107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02043Q107

1	NAMES OF REPORTING PERSONS Novartis AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,602,898

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,602,898

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,602,898

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 6 Pages

CUSIP No.	02043Q107

1	NAMES OF REPORTING PERSONS Novartis Pharma AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,602,898

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,602,898

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,602,898

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 6 Pages

CUSIP No.	02043Q107

Item 1(a)	Name of Issuer
Alnylam Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
300 Third Street
Cambridge, MA 02142

Item 2(a)	Name of Person Filing
Novartis AG
Novartis Pharma AG

Item 2(b)	Address of Principal Business Office or, if none, Residence
Lichtstrasse 35
V8 CH-4002
Basel, Switzerland

Item 2(c)	Citizenship
Novartis AG and Novartis Pharma AG are corporations organized under the laws of Switzerland.

Item 2(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number
02043Q107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Page 4 of 6 Pages

CUSIP No.	02043Q107

Item 4	Ownership
(a)	Amount beneficially owned 5,602,898 (1)

(b)	Percent of class 13.3% (1)

(c)	Number of shares to which person has
(i)	sole power to vote or direct the vote 0

(ii)	shared power to vote or direct the vote 5,602,898 (1)

(iii)	sole power to dispose or to direct disposition 0

(iv)	shared power to dispose or to direct disposition 5,602,898 (1)

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)
Novartis Pharma AG is the record and beneficial owner of 5,602,898 shares of Common Stock. Novartis AG, as parent of Novartis Pharma AG, is the indirect beneficial owner of such 5,602,898 shares of Common Stock.

Page 5 of 6 Pages

CUSIP No.	02043Q107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 7, 2011

NOVARTIS AG
/s/ Felix Senn
Name:	Felix Senn
Title:	Head Group Treasury

/s/ Peter Rupprecht
Name:	Peter Rupprecht
Title:	Corporate Legal Counsel

NOVARTIS PHARMA AG
/s/ Wendel Steiger
Name:	Wendel Steiger
Title:	Head of Administration, NIBR Basel

/s/ Simone Pfirter
Name:	Simone Pfirter
Title:	Senior Legal Counsel, NIBR Basel

Page 6 of 6 Pages